PARAMOUNT RESOURCES LTD.
Calgary, Alberta

May 13, 2008

NEWS RELEASE: PARAMOUNT RESOURCES LTD. ANNUAL MEETING

OF SHAREHOLDERS TO BE WEBCAST

Paramount Resources Ltd. announces that the annual meeting of its shareholders to be held in the Conference Center at Centrium Place, 332 – 6th Avenue S.W., Calgary, Alberta, at 10:30 a.m. (Calgary time) Wednesday, May 14, 2008, will be webcast.  To listen to the annual meeting and view the presentation to be provided at the meeting, please go to the following internet address:  www.paramountres.com/investor_relations/key-dates.html.  The webcast will also be available at the same internet address for a period of time following the annual meeting.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.

C.H. (Clay) Riddell, Chairman and Chief Executive Officer

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone:

(403) 290-3600

Fax:

(403) 262-7994